Tel Aviv, March 31, 2011
Our ref: 13803/2001

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
Mail Stop 4720
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: BioCancell Therapeutics Inc.
Registration Statement on Form S-1
Filed July 29, 2010
File No. 333-168378

Dear Mr. Riedler:

On behalf of BioCancell Therapeutics Inc. (the “Company”), we provide the Company’s response to the comment letter dated January 20, 2011, relating to the above referenced filing.

For your convenience, the comment of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the comment letter dated January 20, 2011, has been restated below in its entirety, with the response to such comment set forth immediately under the comment. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in Amendment No. 1 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

General

1.	Please amend your registration statement to include completed executive compensation information and audited financial statements for the fiscal year ended December 31, 2010.

In response to the Staff’s comment, the Company has revised the Registration Statement.

2.
We note your response to our prior comment 9. Please further revise your disclosure in the section entitled “Certain Relationships and Related Transactions-Private Placements” in your registration statement to include the detailed narrative information included in your response to our prior comments 1 and 6.

In response to the Staff’s comment, the Company has revised the section entitled “Selling Securityholders” of the Registration Statement to include detailed narrative information included in the Company’s response to the Staff’s prior comments and added a cross-reference to this information under the section entitled “Certain Relationships and Related Transactions”.

Sincerely,

/s/ Shachar Hadar

Dr. Shachar Hadar, Adv.

cc: Uri Danon, Chief Executive Officer, BioCancell Therapeutics Inc.